Algonquin Power & Utilities Corp. Announces Executive Officers
Acquire 2,720,980 Common Shares
OAKVILLE, Ontario - March 17, 2016 - Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC” or the “Company”) announces that certain Officers of the Company purchased 2,720,890 AQN common shares on Wednesday, March 16, Thursday, March 17, and Friday, March 18, 2016 through the exercise of previously issued stock options.
Ian Robertson, Chief Executive Officer acquired 897,029 shares; Chris Jarratt, Vice Chair acquired 789,535 shares; and David Bronicheski, Chief Financial Officer acquired 416,713 shares. Based on the closing price on March 18th, the total value of AQN shares acquired by the officers named above is approximately $22.7 million. A further 617,703 AQN shares were acquired by certain other members of APUC’s executive management team through the exercise of stock options, for a total value of shares acquired of approximately $6.7 million. In addition to the acquisition of the above referenced shares, a portion of the cash value associated with other stock options held by these individuals was withheld by the Company for the specific purpose of remitting taxes related to the exercise of the options.
About Algonquin Power & Utilities Corp.
APUC is a $5.0 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 560,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and Instalment Receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Additional information can be found on APUC’s web site www.AlgonquinPowerandUtilities.com or by contacting Investor Relations.
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-6770